UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 2)

Hastings Entertainment, Inc.
(Name of Subject Company and Filing Person)
Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)
418365102
(CUSIP Number of Class of Securities)

Dan Crow	Copies to:
Vice President, Chief Financial Officer	S. Benton Cantey, Esq.
Hastings Entertainment, Inc.	Kelly Hart & Hallman LLP
3601 Plains Boulevard	201 Main Street, Suite 2500
Amarillo, Texas 79102	Fort Worth, Texas 76102
Telephone: (806) 677-1402	Telephone: (817) 878-3559
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$619,264.02*	$34.55**

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 418,530 shares of the issuer’s common stock and have an aggregate value of $619,264.02 as of June 8, 2009, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34.55	Filing Party: Hastings Entertainment, Inc.
Form or Registration No.: SC TO	Date Filed: June 15, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

ITEM 4. TERMS OF THE TRANSACTION.
SIGNATURE

EXPLANATORY NOTE
This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on June 23, 2009 (“Amendment No. 1”), relating to an offer by Hastings Entertainment, Inc., a Texas corporation (the “Company”), to certain of its employees, subject to specified conditions, to exchange certain of their outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share (the “Exchange Offer”), on the terms and conditions set forth in the Amended and Restated Offer to Exchange Certain Stock Options for Restricted Stock Units, dated June 19, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(M) to Amendment No. 1.
This Amendment No. 2 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO, as amended by Amendment No. 1, remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and Amendment No. 1. All defined terms used in this Amendment No. 2 have the same meaning as in the Offer to Exchange.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
The Exchange Offer expired at 11:59 p.m., Central Daylight Savings Time, on July 13, 2009. Pursuant to the Exchange Offer, 406,717 eligible stock options were tendered, representing 97.2% of the total stock options eligible for exchange in the Exchange Offer. On July 14, 2009, the Company granted an aggregate of 135,575 new restricted stock units in exchange for the eligible stock options surrendered in the Exchange Offer.

SIGNATURE
     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.
Dated: July 21, 2009

/s/ Dan Crow
Dan Crow
Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)

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